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                                                  Issuer Free Writing Prospectus
                                                      Filed Pursuant to Rule 433
                                                     Registration No. 333-140778

                                                              Pricing Term Sheet
                                                               November 13, 2007

                           MYLAN INC. (the "Company")

                               Pricing Term Sheet

            The following information supplements both (i) the Preliminary Prospectus Supplement for the offering of Mandatory Convertible Preferred Stock and (ii) the Preliminary Prospectus Supplement for the offering of Common Stock, each dated November 1, 2007, filed pursuant to Rule 424(b) under the Securities Act, Registration Statement No. 333-140778.

              6.50% MANDATORY CONVERTIBLE PREFERRED STOCK OFFERING

TITLE OF SECURITIES:                    6.50% Mandatory Convertible Preferred
                                        Stock

AGGREGATE AMOUNT OFFERED:               $1,860,000,000 of liquidation preference

SHARES ISSUED:                          1,860,000

LIQUIDATION PREFERENCE
PER SHARE:                              $1,000.00

OVERALLOTMENT OPTION:                   279,000 shares

PRICE TO PUBLIC:                        100% of liquidation preference

ANNUAL DIVIDEND RATE:                   6.50% per share on the liquidation
                                        preference of $1,000.00 per share
                                        ($65.00 per annum), payable quarterly in arrears in cash, shares of the Company's common stock, or a combination thereof at the Company's election.

FIRST DIVIDEND DATE:                    February 15, 2008

EXPECTED AMOUNT OF FIRST
DIVIDEND PAYMENT PER SHARE:             $15.53

EXPECTED AMOUNT OF EACH SUBSEQUENT
DIVIDEND PAYMENT PER SHARE:             $16.25

DIVIDEND CAP:                           $9.00

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MANDATORY CONVERSION DATE:              November 15, 2010

THRESHOLD APPRECIATION PRICE:           $17.08 (represents an approximately 22%
                                        appreciation over the initial price)

CONVERSION RATE:                        If the applicable market value of shares
                                        of the Company's common stock is equal
                                        to or greater than $17.08 (the
                                        "threshold appreciation price"), then
                                        the conversion rate will be 58.5480
                                        shares of the Company's common stock per share of mandatory convertible preferred stock (the "minimum conversion rate"), which is equal to $1,000.00 divided by the threshold appreciation price.

                                        If the applicable market value of shares of the Company's common stock is less than the threshold appreciation price, but greater than $14.00 (the "initial price"), then the conversion rate will be $1,000.00 divided by the applicable market value.

                                        If the applicable market value of shares of the Company's common stock is less than or equal to the initial price, then the conversion rate will be 71.4286 shares of the Company's common stock per share of the Company's mandatory convertible preferred stock (the "maximum conversion rate"), which is equal to $1,000.00 divided by the initial price.

                                        The maximum conversion rate and minimum
                                        conversion rate will be subject to
                                        anti-dilution adjustments.

CONVERSION AT OPTION
OF THE HOLDER:                          Other than during the cash acquisition
                                        conversion period, holders of the
                                        mandatory convertible preferred stock
                                        will have the right to convert the
                                        mandatory convertible preferred stock,
                                        in whole or in part, at any time prior
                                        to the mandatory conversion date, into
                                        shares of common stock at the minimum
                                        conversion rate of 58.5480 shares of
                                        common stock per share of mandatory
                                        convertible preferred stock, subject to
                                        anti-dilution adjustments.

CASH ACQUISITION
CONVERSION RATE:                        The following table sets forth the cash
                                        acquisition conversion rate per share of mandatory convertible preferred stock for each hypothetical stock price and effective date set forth below:


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                          STOCK PRICE ON EFFECTIVE DATE

EFFECTIVE
DATE          $14.00    $15.00    $17.50    $20.00    $25.00    $30.00    $35.00    $40.00    $45.00    $50.00    $75.00    $100.00
---------     ------    ------    ------    ------    ------    ------    ------    ------    ------    ------    ------    -------
11/19/2007    59.2213   58.8767   58.3258   58.0679   57.9688   58.0618   58.1809   58.2817   58.3575   58.4121   58.5204   58.5411
11/15/2008    60.4749   59.9422   59.0455   58.5813   58.2927   58.3072   58.3759   58.4354   58.4767   58.5033   58.5432   58.5473
11/15/2009    62.4499   61.5412   59.9469   59.1076   58.5658   58.5076   58.5224   58.5360   58.5428   58.5458   58.5480   58.5480
11/15/2010    71.4286   66.6667   58.5480   58.5480   58.5480   58.5480   58.5480   58.5480   58.5480   58.5480   58.5480   58.5480

                                        If the stock price is in excess of
                                        $100.00 per share, then the cash
                                        acquisition conversion rate will be the
                                        minimum conversion rate, subject to
                                        anti-dilution adjustments. If the stock
                                        price is less than $14.00 per share,
                                        then the cash acquisition conversion
                                        rate will be the maximum conversion
                                        rate, subject to anti-dilution
                                        adjustments.

CASH ACQUISITION DIVIDEND
MAKE-WHOLE PAYMENT:                     For any shares of mandatory convertible
                                        preferred stock that are converted
                                        during the cash acquisition conversion
                                        period, in addition to the shares of
                                        common stock issued upon conversion, the Company must, in its sole discretion, either (a) pay holders cash, to the extent it is legally permitted to do so, in an amount equal to the sum of (1) an amount equal to any accrued, cumulated and unpaid dividends on the mandatory convertible preferred stock, whether or not declared (including the pro rata portion of the accrued dividend for the then current dividend period), and (2) the present value of all remaining dividend payments on the mandatory convertible preferred stock through and including the mandatory conversion date
                                        (excluding the pro rata portion of the
                                        accrued dividend for the then current
                                        dividend period), in each case, out of
                                        legally available assets (the "cash
                                        acquisition dividend make-whole
                                        amount"), or (b) increase the number of
                                        shares of common stock to be issued on
                                        conversion by an amount equal to the
                                        cash acquisition dividend make-whole
                                        amount, divided by the stock price of
                                        shares of the Company's common stock;
                                        provided that, in no event shall the
                                        Company increase the number of shares of common stock to be issued in excess of the amount equal to the cash acquisition dividend make-whole amount divided by
                                        $9.00, subject to anti-dilution
                                        adjustments. The Company may make the
                                        election to pay cash or increase the
                                        number of shares of its common stock
                                        issued upon conversion, in whole or in
                                        part. The present value of the remaining dividend payments will be computed using a discount rate equal to 6.50%.

FRACTIONAL SHARES:                      No fractional shares of the Company's
                                        common stock will be payable to any
                                        holder in connection with any conversion


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                                        or dividend. In lieu of any fractional
                                        share of the Company's common stock, at
                                        the Company's option, that holder will
                                        be entitled to receive either (i) an
                                        amount of shares rounded up to the next
                                        whole number of shares or (ii) an amount in cash (computed to the nearest cent) equal to the same fraction of the average daily closing price for the applicable dividend reference period.

NET PROCEEDS OF THE MANDATORY
CONVERTIBLE PREFERRED STOCK
OFFERING AFTER UNDERWRITERS'
DISCOUNT:                               Approximately $1.8 billion
                                        (approximately $2.1 billion if the
                                        underwriters' overallotment option is
                                        exercised in full).

USE OF PROCEEDS:                        The Company intends to use the net
                                        proceeds from this offering to repay
                                        outstanding indebtedness under the
                                        Senior Unsecured Interim Loan Agreement
                                        incurred to fund a portion of the
                                        acquisition of Merck Generics and
                                        related acquisition costs.

UNDERWRITERS' DISCOUNT:                 3.00%

TRADE DATE:                             November 13, 2007

SETTLEMENT DATE:                        November 19, 2007

CUSIP:                                  628530206

DOCUMENTATION:                          The definitive terms of the mandatory
                                        convertible preferred stock will be set
                                        forth in a resolution of the Finance
                                        Committee of the Board of Directors of
                                        the Company and an amendment to the
                                        Amended and Restated Articles of
                                        Incorporation of the Company, as
                                        amended, rather than in a certificate of designations as described in the preliminary prospectus supplements.

THE MANDATORY CONVERTIBLE PREFERRED STOCK HAS BEEN APPROVED FOR LISTING ON THE NYSE UNDER THE SYMBOL "MYLPrA", SUBJECT TO OFFICIAL NOTICE OF ISSUANCE.

                              COMMON STOCK OFFERING

TITLE OF SECURITIES:                    Common Stock

SHARES ISSUED:                          53,500,000 (100% primary)


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OVERALLOTMENT OPTION:                   8,025,000 shares

PRICE TO PUBLIC:                        $14.00 per share

OUTSTANDING COMMON SHARES
AFTER OFFERING (ASSUMING NO
EXERCISE OF THE
UNDERWRITERS' OVERALLOTMENT
OPTION): Approximately 302 million shares (based on the number of shares outstanding as of September 30, 2007, and assuming no exercise of the underwriters' overallotment option) excluding (a) 26,755,853 shares issuable upon conversion of the Company's 1.25% senior convertible notes; (b) 26,755,853 shares underlying the Company's convertible note hedge and warrant transactions associated with the Company's convertible notes, (c) approximately 133 million shares that will be issuable upon conversion of the 6.50% mandatory convertible preferred stock (assuming no exercise of the underwriters' overallotment option and based on the maximum conversion rate described above) and (d) approximately 21,805,289 shares issuable upon exercise of outstanding stock options and restricted stock awards.

NET PROCEEDS OF THE
COMMON STOCK OFFERING
AFTER UNDERWRITERS' DISCOUNT:           Approximately $0.7 billion
                                        (approximately $0.8 billion if the
                                        underwriters' overallotment option is
                                        exercised in full)

USE OF PROCEEDS:                        The Company intends to use the net
                                        proceeds from this offering to repay
                                        outstanding indebtedness under the
                                        Senior Unsecured Interim Loan Agreement
                                        incurred to fund a portion of the
                                        acquisition of Merck Generics and
                                        related transaction costs.

UNDERWRITERS' DISCOUNT:                 3.50%

LAST SALE (ON NOVEMBER 13, 2007):       $14.35

TRADE DATE:                             November 13, 2007

SETTLEMENT DATE:                        November 19, 2007

CUSIP:                                  628530107


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                     INFORMATION RELATING TO BOTH OFFERINGS

INCREASE IN NET PROCEEDS:               Because of the increase in the size of
                                        both offerings, the total net proceeds
                                        to the Company (after underwriters'
                                        discounts and expenses) are estimated to be approximately $2.5 billion, without giving effect to the exercise of the overallotment options. All net proceeds will be applied to repay indebtedness under the Senior Unsecured Interim Loan
                                        Agreement. The disclosure in the final
                                        prospectuses will be amended to reflect
                                        the fact that the amount of indebtedness under the Senior Unsecured Interim Loan
                                        Agreement to be repaid will be greater
                                        than set forth in the preliminary
                                        prospectus supplements. This includes
                                        the disclosure under the "Pro Forma As
                                        Adjusted" column in the "Capitalization"
                                        section in the final prospectuses, which will be amended to reflect the increased amounts of preferred stock and common stock outstanding and the lower amount of interim loans outstanding after giving effect to the offerings (which in the case of the Interim Loans is expected to be approximately $333.0 million). In addition, the disclosure under the section entitled "Overview of Financial Condition, Liquidity and
                                        Capital Resources" in the final
                                        prospectuses will be amended to reflect
                                        such lower amount of interim loans
                                        outstanding after the offerings and the
                                        lower amount of scheduled interest
                                        payments (in the table that appears
                                        under the caption "Our debt maturities"
                                        in such section) as a result of such
                                        reduction in the amount of interim loans outstanding.

AMENDMENT TO DESCRIPTION
OF CAPITAL STOCK:                       The information in the final
                                        prospectuses relating to the description of the Company's capital stock will be amended to include a reference to the fact that the Company has not elected to opt out of, and therefore is subject to, Subchapter 25F of the BCL (relating to business combinations), which generally delays for five years and imposes conditions upon "business combinations" between an "interested shareholder" and the Company. The term "business combination" is defined broadly to include various transactions between a corporation and an interested shareholder including mergers, sales or leases of specified amounts of assets, liquidations, reclassifications and issuances of specified amounts of additional shares of stock of the corporation. An "interested shareholder" is defined generally as the beneficial owner of at least 20% of a corporation's voting shares.


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APPOINTMENT OF NEW
SENIOR VICE PRESIDENT AND
GLOBAL GENERAL COUNSEL:                 The Company has appointed Joseph F.
                                        Haggerty as Senior Vice President and
                                        Global General Counsel. He was formerly
                                        Vice President, General Counsel and
                                        Corporate Secretary of Sanofi-Aventis
                                        U.S. Inc. Stuart A. Williams, formerly
                                        Chief Legal Officer, is remaining with
                                        the Company as Special Counsel in the
                                        Office of the CEO.

The issuer has filed a registration statement (including prospectus supplements) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus supplements and the accompanying prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and these offerings. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the applicable offering will arrange to send you the applicable prospectus supplement if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-248-3580 or Goldman, Sachs & Co. at 1-866-471-2526.


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